UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  July 9, 2015

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                                    Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: July 9, 2015	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                                                                   Date: July 9, 2015
15-22-TR
Teck Announces Carmen de Andacollo Gold Stream
Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today that Compañia Minera Teck Carmen de Andacollo (“CDA”) has entered into a long-term gold offtake agreement with RGLD Gold AG (“RGLDAG”), a wholly owned subsidiary of Royal Gold, Inc. (NASDAQ: RGLD; TSX: RGL). Teck has increased its cash position by US$162 million as a result of CDA entering into the offtake agreement and terminating a separate royalty agreement with Royal Gold Chile Limitada.
Under the terms of the offtake agreement, RGLDAG made an advance payment of US$525 million to CDA, which has agreed to sell and deliver, on a monthly basis, an amount of gold equal to 100% of the payable gold produced from the Carmen de Andacollo mine until 900,000 ounces have been delivered, and 50% thereafter. RGLDAG will also pay a cash price of 15% of the monthly average gold price at the time of each delivery. The offtake agreement applies to certain mining exploitation concessions currently owned by CDA, any mining concessions acquired within an approximately 1.5 kilometre area of interest and certain other mining concessions that CDA may acquire.
CDA and Royal Gold have also agreed to terminate an earlier royalty agreement. Pursuant to that termination agreement, CDA paid Royal Gold Chile Limitada (“RG Chile”) a US$345 million fee in order to terminate the royalty agreement with RG Chile entered into in 2010, under which RG Chile was entitled to royalty payments based on 75% of payable gold produced by CDA up to 910,000 ounces and 50% thereafter. In addition to the termination fee, CDA will make a post-closing payment of approximately US$9 million to RG Chile for royalties payable to the end of June.
Teck holds a 90% interest in CDA and ENAMI, a Chilean State owned entity dedicated to the promotion and development of mining in Chile, holds the remaining 10% interest.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Learn more about Teck at www.teck.com or follow @TeckResources.
Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com
Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com